UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               Smart & Final, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    831683107
              -----------------------------------------------------
                                 (CUSIP Number)

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 12, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 831683107                                               Page 2 of 5


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     Casino USA, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO, WC (See Item 3.)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     California
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    16,687,860
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          16,983,460
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    16,687,860
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    16,983,460
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     16,983,460
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     58.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

     This Amendment No. 3 (this "Amendment") amends the Schedule 13D dated July 17, 1998, as previously amended (the "Schedule 13D" or "this Statement"), of Casino USA, Inc., a California corporation ("Casino USA"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Smart & Final, Inc., a Delaware corporation (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration.

     As described under Item 4 below, the parent of Casino USA, Casino Guichard-Perrachon, S.A. ("Casino"), through Cuersup S.A., a wholly-owned subsidiary of Casino ("Cuersup"), has acquired in open market purchases 295,600 shares of Common Stock. The aggregate amount of funds utilized to purchase such shares was $2,154,618, all of which came from the working capital of Casino.

Item 4.  Purpose of Transaction.

     Casino, which is the parent of Casino USA and indirectly the principal shareholder of the Company, between December 27, 1999 and January 12, 2000, purchased in the open market, through Cuersup, 295,600 shares of Common Stock. The purpose of these purchases was to increase Casino's investment in the Company in view of what Casino believed to be attractive market conditions. Depending on market conditions and other factors it deems relevant, Casino may in the future acquire additional shares of Common Stock in the open market or otherwise.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) Casino USA is the beneficial owner of 16,983,460 shares of Common Stock, which represent approximately 58.3% of the shares of Common Stock issued and outstanding (based on 29,136,995 shares of Common Stock outstanding as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended October 10, 1999). Casino USA has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 16,687,860 of the shares of Common Stock beneficially owned by it and may be deemed have the shared power to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, 295,600 shares owned by Casino through Cuersup.

     (c) The table below sets forth information with respect to all transactions in shares of Common Stock effected during the last 60 days by Casino USA, or to the best of its knowledge, by Casino, Cuersup or any of the persons identified in Item 1 of the Schedule 13D. Unless otherwise indicated, all such transactions were purchases of shares of Common Stock for cash by Cuersup effected in the open market on the New York Stock Exchange, Inc.

-------------------- ---------------------------------- -----------------------

      Date                      Number of Shares             Price per Share*
      ----                      ----------------             ---------------
-------------------- ---------------------------------- -----------------------

December 27, 1999                  6,500                        $6.5023
-------------------- ---------------------------------- -----------------------

December 28, 1999                  6,500                         6.5552
-------------------- ---------------------------------- -----------------------

December 29, 1999                  6,500                         6.9975
-------------------- ---------------------------------- -----------------------

December 30, 1999                  5,000                         6.8725
-------------------- ---------------------------------- -----------------------

December 31, 1999                  2,500                         7.0600
-------------------- ---------------------------------- -----------------------

January 3, 2000                   17,500                         7.5264
-------------------- ---------------------------------- -----------------------

January 4, 2000                   31,000                         7.5298
-------------------- ---------------------------------- -----------------------

January 5, 2000                   72,800                         7.4350
-------------------- ---------------------------------- -----------------------

January 7, 2000                   68,200                         7.3725
-------------------- ---------------------------------- -----------------------

January 11, 2000                  69,100                         7.1225
-------------------- ---------------------------------- -----------------------

January 12, 2000                  10,000                         7.1225
-------------------- ---------------------------------- -----------------------

---------------

*  Including commissions.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2000

                                  CASINO USA, INC.


                                  By: /s/ Andre Delolmo
                                     ----------------------------
                                     Name:    Andre Delolmo
                                     Title:   President